

Herbert Magbanua • 3rd

Country Manager - Canada

Surrey, British Columbia, Canada

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 ZipZap, Inc.

 University of Negros
Occidental - Recoletos

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 189 connections

My professional experience in the Telecommunications Industry spans for over 10 years in the areas of Global Service Provider Relationships, Wholesale Carrier Business Relationship Management and Carrier Product Development and Marketing services. Specializations: Market Research, Business ...

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Experience



Country Manager - Canada
ZipZap, Inc.
Apr 2016 – Present • 2 yrs 1 mo
Vancouver, British Columbia, Canada

ZipZap is a FinTech company offering a mobile app for sending money. We are working towards a pain-free money transfer experience by combining traditional payment rails, mobile technologies, and digital payment solutions. Our vision is to have the best money transfer service in the digital space - more compliant and secure, less expensive, faster, and friendlier.

TELECOMMUNICATIONS CONSULTANT
HMM CONSULTANCY
Aug 2014 – Present • 3 yrs 9 mos
Canada

Evaluate current telecommunications trends and analysis that can include prepaid phone cards, VOIP services as well as traditional international long distance voice services.

Recommends strategies to improve sales and service performance of various telecommunications products and services by gathering information from dealers and service users

Responsibilities included establishment of business relations/business development including the conduct of programs for recruitment of wholesalers, distributors and agents to expand sales footprint of various international calling services.



Business Manager
PLDT
Jun 2010 – Jun 2012 • 2 yrs 1 mo

as establishment of new business partnerships. Bilateral services includes provisioning of international network connectivity (IPLC) and international managed data networks to enterprise customers.

Product Specialist - Carrier Data and Marketing Department
PLDT

Feb 2004 – May 2010 • 6 yrs 4 mos
NCR - National Capital Region, Philippines

My responsibilities includes product development and marketing of various wholesale domestic and international voice/data services, conducted market feasibility studies, introduced wholesale products and services to sales teams and customers. Preparation of marketing plans and revenue forecasting.

Project team lead in organizing the Asian Carriers' Conference event from 2006-2010.

Country Executive - International Complex Products and Services
 PLDT

Aug 1998 – Jan 2004 • 5 yrs 6 mos
NCR - National Capital Region, Philippines

Responsible for handling development of new business partnerships with 2nd and 3rd tier international telecommunication service providers with the objective of improving inbound voice termination traffic to the Philippines.

Staff Engineer
 PLDT

Oct 1992 – Jul 1998 • 5 yrs 10 mos
NCR - National Capital Region, Philippines

Design and evaluates electrical and mechanical engineering plans. Supervise installation of high voltage electrical equipment from high capacity transformers and circuits breakers including generators and fire alarm systems,

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Education

 ### University of Negros Occidental - Recoletos
Engineer's Degree, Electrical Engineering